
April 21, 2015

Shane Drdul
Cheetah Enterprises, Inc.
Condominio Torres Paseo Colon #604
San Jose, Costa Rica

> **Re:** **Cheetah Enterprises, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 27, 2015**
> **File No. 333-203080**

Dear Mr. Drdul:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please revise your disclosure throughout your filing to state that you are a shell company, as it appears from your disclosure that you have nominal operations and assets. See Rule 405 of Regulation C. Additionally, please disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. Also, please add a related risk factor. Alternatively, tell us why you do not believe you are a shell company as defined by Rule 405 of Regulation C.

3. Your disclosure indicates that you are a development stage company that intends to buy and sell automobiles in Costa Rica. We also note that you have conducted minimal operations and have not earned any revenue from the business plan described in the prospectus. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or provide us with your analysis for why Rule 419 does not apply to this offering. In either case, please revise your disclosure to state whether or not you have any plans, arrangements, commitments or understandings to engage in a merger with or acquisition of another company.

Prospectus Summary

General Information about our Company, page 3

4. We note your statement that you "generated [y]our initial revenues in January 2015" and your disclosure on page 6 that you have limited revenue. We also note your disclosure in page 26 that you "have generated no revenues since inception." Please revise your disclosure throughout your prospectus to clarify, if true, that you have not generated any revenue.

Risk Factors, page 6

5. Please add a risk factor addressing, if true, that your officers and directors reside outside the United States and it may be difficult to serve process on them and enforce judgments against them.

Because Mr. Drdul and Mr. Bordallo (our officers and directors) have other, outside business activities. . ., page 8

6. Please clarify whether Mr. Drdul or Mr. Bordallo owe fiduciary duties to any companies or entities other than Cheetah Enterprises, Inc., and, if so, please revise your risk factors to disclose how such duties may affect your business and operations.

Description of Securities to be Registered

Common Stock, page 19

7. We note your statement that "[a]ll issued and outstanding shares of common stock are fully-paid and non-assessable." Such statement is a legal opinion that may only be made by counsel. Please remove the statement or attribute it to counsel.

Shane Drdul
Cheetah Enterprises, Inc.
April 21, 2015
Page 3

Information with Respect to the Registrant

Description of Business, page 21

8. Please provide the basis for your expectation that you "will have gradual sales during the next 6 months and, as [you] build on [y]our reputation, will have increased sales during months 6-12 after the completion of this Offering."

Directors and Executive Officers

Background Information about Our Directors and Officers, page 29

9. We note you have disclosed that Mr. Drdul is currently employed by a company named International Advisor. Please describe this company or institution, including its industries and services. See Item 401(e)(1) of Regulation S-K.

Consolidated Financial Statements, page F-1

10. Please note the updating requirements of Rule 8-08 of Regulation S-X.

Note 3 - Going Concern, page F-12

11. Please note that filings containing accountant's reports that are qualified as a result of questions about the entity's continued existence must contain appropriate and prominent disclosure of the registrant's *viable* plans to overcome these difficulties. Your disclosure indicates the Company intends fund operations through equity financing arrangements which may be insufficient to fund its cash requirements. We are unclear how a best efforts offering with no minimum or maximum coupled with the *possible* development of a business plan constitutes a viable plan to overcome your difficulties. Please revise to consider the guidance in Section 607.02 of the Financial Reporting Codification.

Part III. Information Not Required in the Prospectus

Indemnification of Directors and Officers, page 48

12. Please state the general effect of any statute, including the laws of the state of Nevada, under which your controlling persons, directors and officers are insured or indemnified in any manner against liability which she may incur in her capacity as such. Please see Item 702 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yong Kim, Staff Accountant at 202-551-3323, or Jim Allegretto, Senior Assistant Chief Accountant, at 202-551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at 202-551-3797, or Liz Walsh, Staff Attorney, ay 201-551-3696, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Elizabeth C. Walsh for

Assistant Director
Mara L. Ransom

cc: Thomas E. Stepp, Jr.